July 12, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER REPORTS RECORD SILVER PRODUCTION IN SECOND QUARTER

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report record silver production from its two wholly-owned Mexican silver mining operations at Topia and Guanajuato.

The combined silver production totaled 410,583 ounces, a quarterly record. In addition, the mines produced 1,474 ounces of gold, 297 tonnes of lead, a record, and 357 tonnes of zinc. Expressed in terms of silver equivalent ounces (“Ag eq oz”), metal production was 574,740 Ag eq oz.

Records were set at both operations in the second quarter (“Q2”) of 2010 and highlights include:

  15% increase in overall metal production compared to Q2 2009 to 574,740 Ag eq oz.

  23% increase in combined silver production compared to Q2 2009 to a record 410,583 oz Ag.

  19% increase in metal production from Topia compared to Q2 2009 to 205,350 Ag eq oz.

  27% increase in lead production from Topia compared to Q2 2009 to a record 297 tonnes.

  32% increase in zinc production from Topia compared to Q2 2009 to 357 tonnes.

  31% increase in silver production from Guanajuato compared to Q2 2009 to a record 288,825 oz.

  Record metallurgical silver and gold recoveries at Guanajuato.

  Record metallurgical silver, lead and zinc recoveries at Topia.

  Successful start to implementation of the Company’s 2010 – 2012 growth strategy.

  Further mobile equipment deliveries at both operations continue to provide mining efficiencies. The new equipment delivered during the first half of the year is expected to lead to a significant increase in production during the second half of 2010.

  Positive exploration drilling results reported from Guanajuato and Topia during the second quarter of 2010. Updated resource estimates anticipated for both mines by the fourth quarter of 2010.

(2010 Silver equivalents are established using prices of US$1000/oz Au, US$16/oz Ag, US$0.80/lb Pb and Zn.)

Guanajuato Mine

The Guanajuato mine recorded a much improved quarter as the silver grade of ore mined and processed increased to 291g/t, up by 25% from the first quarter of 2010. Metals produced totaled a record 288,825 Ag oz plus 1,453 Au oz, or 369,390 Ag eq oz from processing 34,379 tonnes of ore with an average grade of 291g/t Ag and 1.35 g/t Au.

The gold grade of ore was lower due to low production from the Santa Margarita vein. Production stoping of the Santa Margarita vein is underway during the third quarter and gold grades and production are expected to improve sharply. A newly acquired 2-yard underground loader has been assigned to this important gold production area. Production from the Los Pozos area continued to increase.

Mining of the Cata Clavo continued on the 490 and 470 levels where stoping was initiated on the Veta Madre, and development of the higher grade Alto veins continued. Stoping continued from the 460 level towards the 438 level.

Mining at Guanajuatito focused on the North Zone where stoping continued from the 80 level. Production was hampered by inconsistent grades where some of the vein was uneconomic.

At Rayas, development focused on recent discoveries, the Los Pozos and Santa Margarita vein structures. Mining of Los Pozos continued with stoping initiated on the 298 and 310 levels and development on the 345 level. Production from this area continues to increase and will improve further in the third quarter.

The gold-rich Santa Margarita vein continued to be explored by ramp development below the 390 level. Stoping has been initiated on the 435 level and gold production is expected to increase substantially in the third quarter.

Initial results from diamond drilling to explore the Los Pozos structure between the 310 and 390 levels were reported on June 08, 2010 (see News Release of same date). Of six drill holes reported, four intersected ore grade mineralization including drill hole UG10-100, which intercepted mineralization over a true width of 10.48 metres, grading 1.41 g/t Au and 452 g/t Ag. Geological mapping and chip sampling of the Los Pozos structure at the 345 level indicates a strike length of 60 metres with true widths of 8 to 10 metres.

The same News Release reported the initial results from the diamond drill program to explore the deeper extensions of the Rayas structures including the Santa Margarita vein. Six of the seven drill holes reported intersected the Santa Margarita vein to depths of 80 metres below the current mining on 435 level with one of the intercepts being an average of 8.62g/t Au and 46g/t Ag over a true width of 4.53 metres.

The Guanajuato plant achieved record gold and silver recoveries of 86.6% and 89.9%, respectively. The Company’s senior metallurgical consultant visited the Guanajuato and Topia plants with both plant managers. This team reviewed each plant to indentify further opportunities to improve metallurgical performance. During the second quarter, a second cyclone system was initiated at Guanajuato, replacing an old screw classifier. Towards the end of the quarter, the bed of the crushing circuit screen was replaced such that the mill feed size has been reduced to facilitate improved grinding performance.

More underground mobile equipment was received during the second quarter including a second scissor-lift utility truck and a 2-yard underground loader. All equipment is being dismantled and lowered through the Rayas shaft and reassembled in the mine. Additional equipment, including a second drill jumbo and a 16-tonne capacity underground haulage truck, is scheduled for delivery in the third quarter. It is expected that the full impact of the new equipment will be experienced in the second half of 2010.

Topia Mine

Topia recorded another excellent quarter with metal production of 121,758 oz of silver, 185 oz of gold, 654,323 lbs of lead (a record), and 787,692 lbs of zinc, from milling 9,176 tonnes of ore. This equates to 205,350 Ag eq oz, 19% higher than the second quarter of 2009. Ore grades averaged 446g/t Ag, 0.76g/t Au, 3.39% Pb and 4.22% Zn.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed more than one third of the silver production and new exploratory development on the San Gregorio vein continues to be successful.

Additional new underground mobile equipment was acquired including two 2-yard loaders and a single-boom electric-hydraulic drill jumbo. The additional equipment will facilitate the deep development of the Argentina Mine and the opening of new production areas.

Plant performance was excellent and continued to show improvement with metal recoveries of 92.4% for Ag, 82.9% for Au, 95.4% for Pb and 92.2% for Zn. The recoveries for silver, lead and zinc were records for the Topia mine. In addition to processing the 9,176 tonnes from the Company’s mines, 2,513 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

The surface diamond drill programme to extend the mining potential of known veins and explore other veins continued and initial results were reported in the News Release of May 27, 2010. Highlights from drilling the gold-rich, Recompensa vein were reported. All four drill holes reported intersected the Recompensa vein, extending the known length of the mineralization to 500 metres and another 50 to 60 metres below existing workings. Drill hole ST10-101 intersected five separate veins including the main Recompensa vein which returned values of 9.12g/t Au, 601g/t Ag, 12.8 % Pb and 15.3 % Zn, over a true width of 0.27 metres. The Company is expected to release assay results from exploratory drilling of other veins in the near future.

Outlook

Great Panther Silver is successfully implementing its strategy to accelerate production with increases of 20% per year to 3.8 million Ag eq oz in 2012. New equipment is being delivered to the mines, and exploration drill programs are in progress. The impact of the new equipment is expected to enable continuous production improvements throughout 2010 and exploration drill results will be used to estimate new resources to support the 3-year growth strategy.

Robert F. Brown, P.Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.